FORM 12b-25

                                                            SEC FILE NUMBER
                                                                0-10372

     NOTIFICATION OF LATE FILING

                                                             CUSIP NUMBER
                                                             904 674 10 8


     (Check One)

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q & Form 10-QSB [ ] Form N-SAR

     For Period Ended: March 31, 1999
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     [ ] Money Market Fund Rule 30b3-1 Filing
     For the Transition Period Ended: ___________________________________

  Read Attached Instruction Sheet Before Preparing form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

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Part I - Registrant Information

Full Name of Registrant:                     UNIDYNE CORPORATION
Former Name if Applicable:
Address of Principal Executive Officer
     Street and Number                       118 Pickering Way, Suite 104
     City, State and Zip Code                Exton, PA 19341

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Part II  B Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [ss.23.047]. The following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detain in Part III of this form could not be eliminated without unreasonable effort or expense; or,
[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q or filing made by a money market fund pursuant to Rule 30b3-1, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and,
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III  B Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, or filing made by a money market fund pursuant to Rule 30b-3-1 and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)


The Company's auditors resigned on March 26,1999, reporting to management that certain internal controls were deemed not adequate to permit reliance for purposes of completing an audit. The Company has instituted measures to correct the internal control issues and hired new auditors as of April 14, 1999. The Company filed its Form 10-KSB Annual Report for calendar year 1998 on May 21, 1999 and will file its Form 10-QSB no later than May 28, 1999.

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Part IV  B Other Information

(1) Name and telephone number of person to contact in regard to this notification.

                  Wayne R. Lorgus            (610) 363-8237

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             [X] Yes        [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             [ ] Yes        [X] No

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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               UNIDYNE Corporation

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized

Date:     May 17, 1999              By:     Wayne R. Lorgus
                                            President and CFO


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.